Exhibit 99.1

NOT FOR DISTRIBUTION IN OR INTO OR TO ANY PERSON LOCATED OR RESIDENT IN THE UNITED STATES, ITS TERRITORIES AND POSSESSIONS, ANY STATE OF THE UNITED STATES OR THE DISTRICT OF COLUMBIA OR TO ANY U.S. PERSON

FERRARI ANNOUNCES OFFERING OF NOTES

Maranello (Italy), 13 May, 2024 - Ferrari N.V. (“Ferrari”) (NYSE/EXM: RACE) announced today that it plans to offer unsecured debt securities (the “Notes”) in benchmark size and subject to market conditions. The Notes are intended to rank pari passu with respect to all other outstanding unsecured and unsubordinated obligations of Ferrari.

Ferrari intends to use the net proceeds from the offering of the Notes for general corporate purposes.

The Notes will be offered and sold under Regulation S under the Securities Act of 1933, as amended (the “Securities Act”). The Notes have not been and will not be registered under the Securities Act or the securities laws of any other jurisdiction, and may not be offered or sold in the United States without registration or an applicable exemption from registration requirements of the Securities Act and applicable state laws.

This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

This press release is directed only (i) at persons who are outside the United Kingdom, (ii) to investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended or (iii) at persons falling within Article 49(2) (a) to (d) (‘high net worth companies, unincorporated associations, etc.’) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (all such persons together being referred to as ’relevant persons‘). This press release must not be acted on or relied on by persons who are not relevant persons. Any investment activity to which this press release relates is reserved for relevant persons only and may only be engaged in by relevant persons.

This announcement is an advertisement and is not a prospectus for the purposes of Regulation (EU) 2017/1129 (as amended, the “Prospectus Regulation”). The Notes will be issued under a prospectus. The final form prospectus will be prepared and made available to the public in accordance with the Prospectus Regulation. The final form prospectus, when published, will be available at https://corporate.ferrari.com/en/investors/bond-info.

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

Relevant stabilisation regulations including Financial Conduct Authority/ICMA apply.

MiFID II professionals/ECPs-only/No PRIIPs KID

Manufacturer target market (MIFID II product governance and UK MiFIR product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as not the Notes are not available to retail investors in either the EEA or the UK.

This press release contains forward-looking statements. These statements are based on the Group’s current expectations and projections about future events and, by their nature, are subject to inherent risks and uncertainties. They relate to events and depend on circumstances that may or may not occur or exist in the future and, as such, undue reliance should not be placed on them. Actual results may differ materially from those expressed in such statements as a result of a variety of factors, including: volatility and deterioration of capital and financial markets, changes in commodity prices, changes in general economic conditions, economic growth and other changes in business conditions, macro events, pandemics and conflicts, weather, floods, earthquakes or other natural disasters, changes in government regulation (in each case, in Italy or abroad), production difficulties, including capacity and supply constraints and many other risks and uncertainties, most of which are outside of the Group’s control.

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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